Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi Tokyo Financial Group, Inc.

Subject Company: UFJ Holdings, Inc.

MTFG SEC File No. 1-10277

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

Mitsubishi Asset Management Co., Ltd.

UFJ Partners Asset Management Co., Ltd.

Merger of Mitsubishi Asset Management

and UFJ Partners Asset Management

Tokyo, December 24, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President & CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President & CEO: Ryosuke Tamakoshi), in anticipation of the management integration of the two groups, which is subject to approval by shareholders and relevant authorities, have been discussing the establishment of a system which will be capable of providing customers with higher quality asset management services following the merger. As part of these efforts, the asset management companies of the two groups, Mitsubishi Asset Management Co., Ltd. (Mitsubishi Asset Management; President: Ryujiro Yagasaki), UFJ Partners Asset Management Co., Ltd. (UFJ Partners Asset Management; President: Koichi Miyazaki), and other relevant parties entered into a “Memorandum of Understanding Concerning Merger” and preparations and mutual consultations have commenced to prepare for the merger.

1. Purpose of Merger

While the market size of the asset management industry is expected to expand, competition is also anticipated to intensify, and we are seeking to strengthen the operational capabilities and management efficiencies of our asset management companies. In order to enhance the flexibility to respond to these changing market conditions, MTFG and UFJ Group will merge Mitsubishi Asset Management and UFJ Partners Asset Management in conjunction with the management integration of the two groups.

As such, the new asset management company will utilize the strength of the two asset management companies in an effort to strengthen operational capabilities and increase the efficiency of management, to build a system capable of providing high-quality, high-value added asset management services that customers demand.

2. Post-Merger Asset Management Services

As of November 30, 2004, Mitsubishi Asset Management and UFJ Partners Asset Management were ranked 6th and 5th respectively in terms of publicly offered investment trusts in the Japanese market, and are highly valued by customers in the asset management industry. Through this merger, we will provide a broad lineup of products and otherwise tailor products to match a wide variety of customer needs, and will strive to improve customer convenience and enhance services by combining and complementing the sales forces, product development capabilities and management capabilities of the two companies.

In addition, through the management integration of the two groups, the new asset management company, together with other group companies, will jointly utilize the management infrastructure and resources of the new group’s trust bank (tentatively named Mitsubishi UFJ Trust and Banking), which will have one of the largest amounts of management assets in Japan (approximately 24 trillion yen as of September 30, 2004), in an effort to strengthen operational capabilities and increase the efficiency of management throughout the entire group.

As of November 30, 2004, the publicly offered investment trusts of Mitsubishi Asset Management and UFJ Partners Asset Management were ranked 5th in the industry on a simple combined basis, but we are aspiring to become one of the top three after the merger.

3. Timing of Merger

The merger of Mitsubishi Asset Management and UFJ Partners Asset Management is scheduled to be completed as soon as possible between October 1, 2005 and April 1, 2006. The relevant parties will engage in discussions concerning the name, capital contribution structure and personnel of the new asset management company.

MTFG and UFJ Group will further maximize the synergy effect of the high-quality products and services of the new asset management company and the superior business bases of the banks, trust banks and securities companies while also advancing the efficiency of management, to firmly establish its position as top-class asset management operations.

* * * * *

Contacts:

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03)-3240-8149

UFJ Holdings, Inc.	Public Relations Department	(03)-3212-5460

Mitsubishi Asset Management Co., Ltd.	Corporate Planning Department	(03)-6250-4911

UFJ Partners Asset Management Co., Ltd.	Corporate Planning Department	(03)-3277-9873

[Reference] Outline of Merging Companies

(As of December 1, 2004)

Company Name	Mitsubishi Asset Management Co., Ltd.		UFJ Partners Asset Management Co., Ltd.
Business	Management of investment trusts, investment advisory business		Management of investment trusts, investment advisory business
Date of establishment	August 1985		December 1959
Registered head office	Chiyoda-ku, Tokyo		Chuo-ku, Tokyo
Representative	Ryujiro Yagasaki		Koichi Miyazaki
Paid in capital	2.0 billion yen		15.2 billion yen
Number of issued shares	27,939 shares		2,608,545 shares
Shareholders’ equity*	5.4 billion yen		48.2 billion yen
Total assets*	9.6 billion yen		57.4 billion yen
Investment trusts balance (as of November 30, 2004)	Publicly offered: Privately placed: Total:	1,195.9 billion yen 574.0 billion yen 1,769.9 billion yen	Publicly offered: Privately placed: Total:	1,949.2 billion yen 186.3 billion yen 2,135.5 billion yen
Number of employees*	146		199
Shareholders (Holding ratio)	MTFG Mitsubishi Trust and Banking Bank of Tokyo-Mitsubishi Mitsubishi Securities 31 Local Banks	(50.0%) (25.0%) (15.0%) (2.8%) (7.2%)	UFJ Holdings	(100.0%)
Business results**	March 2004	September 2004	March 2004	September 2004
Operating revenue	8.9 billion yen	5.8 billion yen	12.0 billion yen	7.4 billion yen
Operating profit	1.7 billion yen	1.5 billion yen	0.1 billion yen	0.8 billion yen
Profit before extraordinary items	1.7 billion yen	1.5 billion yen	0.4 billion yen	1.2 billion yen
Net profit	1.3 billion yen	0.6 billion yen	1.5 billion yen	0.6 billion yen

*	Shareholders’ equity, total assets and the number of employees of Mitsubishi Asset Management are a total of the results for the former Tokyo-Mitsubishi Asset Management Ltd. and Mitsubishi Trust Asset Management Co., Ltd. (which merged on October 1, 2004) as of September 30, 2004 on a simple combined basis.
**	The business results of Mitsubishi Asset Management are a total of the results for the former Tokyo-Mitsubishi Asset Management Ltd. and Mitsubishi Trust Asset Management Co., Ltd. on a simple combined basis.

The investment trusts balance for the new asset management company (the total of the two companies as of November 30, 2004 on a simple combined basis) will reach 3,905.4 billion yen (5th in the industry).

The assets entrusted with Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited will reach approximately 24 trillion yen (the total of the two companies as of September 30, 2004 on a simple combined basis).

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.